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                         March 30, 2023

       Brian R. Mueller
       Executive Vice President, Finance & Chief Financial Officer BioMarin Pharmaceutical Inc.
       770 Lindaro Street
       San Rafael, CA 94901

                                                        Re: BioMarin
Pharmaceutical Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 27,
2023
                                                            Form 8-K dated
February 27, 2023
                                                            File No. 000-26727

       Dear Brian R. Mueller:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 8-K dated February 27, 2023

       Exhibit 99.1
       Non-GAAP Information, page 11

   1.                                                   Please tell us why you
believe your Reconciliation of Certain GAAP Reported
                                                        Information to Non-GAAP
Information on page 11 is consistent with C&DI 102.10(a)
                                                        through (c) or confirm
how you will revise the presentation in future filings.
 Brian R. Mueller
FirstName  LastNameBrianInc.
                         R. Mueller
BioMarin Pharmaceutical
Comapany
March      NameBioMarin Pharmaceutical Inc.
       30, 2023
March2 30, 2023 Page 2
Page
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences